AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Floating-Rate Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Floating-Rate Income Trust

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

278279104

(CUSIP Number of Class of Securities)

Maureen A. Gemma

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[x]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[_]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[_]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1-11.

Not Applicable.

Item 12. Exhibits.

Exhibit No.	Document
99.1(a)	Press release issued by the Issuer dated March 16, 2021
99.1(b)	Press release issued by the Issuer dated March 24, 2021

Item 13.

Not Applicable.

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Eaton Vance Floating-Rate Income Trust and

Eaton Vance Senior Floating-Rate Trust Announce

Conditional Tender Offers and Conditional Distribution Rate Increases;

Eaton Vance New York Municipal Income Trust Announces CONDITIONAL TENDER OFFER

BOSTON, MA, March 16, 2021 — Eaton Vance Floating-Rate Income Trust (NYSE: EFT), Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance New York Municipal Income Trust (NYSE American: EVY) (each, a “Fund” and, collectively, the “Funds”) today announced that their Boards of Trustees (the “Board”) have taken the actions described below.

Conditional Tender Offers. The Board has authorized a conditional cash tender offer for up to 25% of each Fund’s outstanding common shares at a price per share equal to 99% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the date the tender offer expires. The tender offer is conditioned on shareholder approval of the relevant Fund’s new investment advisory agreement with Eaton Vance Management, the Funds’ investment adviser, at the upcoming joint special meeting of shareholders to be held on March 19, 2021 or an adjournment thereof.

Additional terms and conditions of each tender offer will be set forth in the associated Fund offering materials and additional press releases, as applicable. If the number of shares tendered in a tender offer exceeds the maximum amount of the tender offer, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that a Fund will purchase all of a shareholder's tendered common shares in a tender offer. A Fund may determine not to accept shares tendered in the tender offer under various circumstances, as will be set forth in the offering materials.

EFT and EFR Conditional Distribution Rate Increase. EFT and EFR also announced today that, if shareholders approve the new investment advisory agreement at the upcoming joint special meeting of shareholders, EFT and EFR will increase their regular monthly distributions on common shares to $0.0775 and $0.0813 per share, respectively, representing an increase of approximately 25 percent from the March 2021 distributions of $0.0620 and $0.0650 per share, respectively. The distribution increases will commence with the first monthly distribution announced following shareholder approval of the relevant Fund’s new investment advisory agreement. By raising the Funds’ regular monthly distributions, the Board seeks to enhance long-term shareholder value.

Fund distributions may include amounts from sources other than net investment income. When that is estimated to be the case, shareholders will be notified on a monthly basis. The final determination of the tax character of Fund distributions will occur after the end of each calendar year, at which time that determination will be reported to shareholders. Fund distributions in any period may be more or less than the net return earned by the Fund on investments, and therefore should not be used as a measure of performance or confused with “yield” or “income.” Distributions in excess of Fund returns will cause a Fund’s net assets and net asset value per share to decline.

For its fiscal year beginning on June 1, 2020 through February 28, 2021, EFT has distributed $0.549 per share, which is estimated to be sourced from ordinary income. If EFT had adopted the conditional distribution rate increase on June 1, 2020 and the condition described above had been satisfied, its distributions for the fiscal year to date through February 28, 2021 on a pro forma basis would have been approximately $0.698 per share, an estimated 79% percent of which would have been sourced from ordinary income and an estimated 21% from return of capital.

For its fiscal year beginning on November 1, 2020 through February 28, 2021, EFR has distributed $0.26 per share, which is estimated to be sourced from ordinary income. If EFR had adopted the conditional distribution rate increase on November 1, 2020 and the condition described above had been satisfied, its distributions for the fiscal year to date through February 28, 2021 on a pro forma basis would have been approximately $0.325 per share, an estimated 80% of which would have been sourced from ordinary income and an estimated 20% from return of capital.

Investors should not draw any conclusions about a Fund’s investment performance from the amount of its distributions. Fund distributions may be affected by numerous factors, including changes in Fund performance, the cost of leverage, portfolio holdings, realized and projected returns, and other factors. There can be no assurance that future Board action, an unanticipated change in market conditions or other unforeseen factors will not result in a change in the Fund’s distributions at a future time.

Eaton Vance Corp. was acquired by Morgan Stanley on March 1, 2021. Its Eaton Vance Management, Parametric, Atlanta Capital and Calvert investment affiliates are now part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Funds

Except pursuant to a tender offer, common shares of the Funds are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as each Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of each Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Each Fund is not a complete investment program and you may lose money investing in the Fund. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully a Fund’s investment objective, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. The Funds have not commenced the conditional tender offers described in this release. Each tender offer will be made only if the condition described above is satisfied, and only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For a tender offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the tender offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds. Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Results of Joint Special Shareholder Meeting of

Eaton Vance Floating-Rate Income Trust, Eaton Vance New York Municipal Income Trust

and Eaton Vance Senior Floating-Rate Trust

BOSTON, MA, March 24, 2021 — At a joint special meeting of shareholders held on March 19, 2021 (the “Joint Special Meeting”), shareholders of Eaton Vance Floating-Rate Income Trust (NYSE: EFT), Eaton Vance New York Municipal Income Trust (NYSE American: EVY) and Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) (collectively, the “Funds”) were asked to approve new investment advisory agreements (each, a “New Agreement”) with Eaton Vance Management (“EVM”), the Funds’ investment adviser. A quorum was not present, and the Joint Special Meeting was adjourned to April 9, 2021 at 10:30 a.m. Eastern Time to allow more time for Fund shareholders to vote. The October 29, 2020 record date for shareholders entitled to vote at the adjourned Joint Special Meeting remains unchanged. Information about the adjourned Joint Special Meeting appears below.

As announced on March 16, 2021, each Fund’s Board of Trustees (the “Board”) has authorized a conditional cash tender offer for up to 25% of such Fund’s outstanding common shares at a price equal to 99% of the Fund’s net asset value as of the close of regular trading on the New York Stock Exchange on the date the tender offer expires. Each Fund’s tender offer is conditioned on shareholder approval of a New Agreement with EVM for such Fund. On March 16, 2021, EFT and EFR also announced an increase in their regular monthly distributions on common shares of approximately 25% from their respective March 2021 distributions, conditioned on each Fund’s shareholders approving the New Agreement with EVM for such Fund.

EVM was formerly a wholly owned subsidiary of Eaton Vance Corp., which was acquired by Morgan Stanley (NYSE: MS) on March 1, 2021 (the “Transaction”). EVM is now part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley. EVM continues to manage the Funds under interim investment advisory agreements (each, an “Interim Agreement”) that were approved by the Board. Each Interim Agreement took effect upon the closing of the Transaction and may continue for a term of up to 150 days.

Adjourned Joint Special Meeting. If, as of October 29, 2020, you were a shareholder of EFT, EVY or EFR and have not yet voted, the Funds urge you to submit your vote in advance of the adjourned Joint Special Meeting by one of the methods described in the Funds’ proxy materials. The Funds’ proxy statement is available online at https://funds.eatonvance.com/closed-end-fund-and-term-trust-documents.php.

If, as of October 29, 2020, you were a holder of record of EFT, EVY and/or EFR shares (i.e., you held Fund shares in your own name directly with the Fund) and wish to participate in and vote at the adjourned Joint Special Meeting, you should email your full name and address to AST at attendameeting@astfinancial.com. You will then be provided with credentials to participate in the adjourned Joint Special Meeting. You will be able to vote by entering the control number found on the proxy card you previously received. All requests to participate in and/or vote at the adjourned Joint Special Meeting must be received by AST by no later than 3:00 p.m. Eastern Time on April 8, 2021.

If, as of the relevant record date, you held EFT, EVY and/or EFR shares through an intermediary (such as a broker-dealer) and wish to participate in and vote at the adjourned Joint Special Meeting, you will need to obtain a legal proxy from your intermediary reflecting the Fund’s name, the number of Fund shares you held and your name and email address. You may forward an email from your intermediary containing the legal proxy or attach an image of the legal proxy to an email and send it to AST at attendameeting@astfinancial.com with “Legal Proxy” in the subject line. You will then be provided with credentials to participate in the adjourned Joint Special Meeting, as well as a unique control number to vote your shares. If you would like to participate in, but NOT vote at, the adjourned Joint Special Meeting, please send an email to AST at attendameeting@astfinancial.com with proof of ownership of EFT, EFR and/or EVY shares. A statement, letter or the Vote Instruction Form from your intermediary will be sufficient proof of ownership. You will then be provided with credentials to participate in the adjourned Joint Special Meeting. All requests to participate in and/or vote at the adjourned Joint Special Meeting must be received by AST by no later than 3:00 p.m. Eastern Time on April 8, 2021.

Please contact AST at attendameeting@astfinancial.com with any questions regarding access to the adjourned Joint Special Meeting, and an AST representative will contact you to answer your questions.

About the Funds

Except pursuant to a tender offer, common shares of the Funds are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds often trade at a discount from their net asset value. The market price of Fund shares may vary from net asset value based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of each Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Each Fund is not a complete investment program and you may lose money investing therein. An investment in a Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully a Fund’s investment objective, strategies, risks, charges and expenses.

Fund distributions may include amounts from sources other than net investment income. When that is estimated to be the case, shareholders will be notified on a monthly basis. The final determination of the tax character of Fund distributions will occur after the end of each calendar year, at which time that determination will be reported to shareholders. Fund distributions in any period may be more or less than the net return earned by the Fund on investments, and therefore should not be used as a measure of performance or confused with “yield” or “income.” Distributions in excess of Fund returns will cause a Fund’s net assets and net asset value per share to decline. Fund distributions may be affected by numerous factors, including changes in Fund performance, the cost of leverage, portfolio holdings, realized and projected returns, and other factors. There can be no assurance that future Board action, an unanticipated change in market conditions or other unforeseen factors will not result in a change in the Fund’s distributions at a future time.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. The Funds have not commenced the conditional tender offers described in this release. Each tender offer will be made only if the condition described above is satisfied, and only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each tender offer, the applicable Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the tender offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of a Fund. Additional information about the Funds, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements, as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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